2/23



07023779

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Uranium Participation Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2007
THOMSON FINANCIAL

FILE NO. 82- 35023

FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dey

DAT : 5/24/07

Uranium Participation Corporation



2007 ANNUAL REPORT

2007 Annual Report

Uranium
Participation
Corporation



www.uraniumparticipation.com

To Our Shareholders,

Fiscal 2007 has been a year of tremendous growth for Uranium Participation Corporation. The Company's primary investment objective to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy resulted in considerable net asset value appreciation in the current year due to the increase in uranium spot prices. Many external events, including growing concern about greenhouse gases, various countries announcing nuclear power growth, the flooding of the Cigar Lake and the Ranger mines, and increased uranium supply shortage concerns resulted in growing demand, stagnant supply scenarios and a significant escalation of uranium spot prices. U_3O_8 and UF_6 spot prices increased from US$38.50 and US$68.50 at February 28, 2006 to $85.00 and $233.00 at February 28, 2007, respectively, as published by Ux Consulting Company, LLC.

Net asset value increased from $175.0 million at February 28, 2006 to $579.4 million at February 28, 2007. Accordingly, net asset value per common share increased $6.26 or 110.0% to $11.95 at February 28, 2007.

For the year ended February 28, 2007, the Company purchased and took delivery of 400,000 pounds of U_3O_8 at a total purchase cost of $18.8 million or $47.00 per pound. The fair value of this investment at February 28, 2007 was $39.8 million or $99.50 per pound representing an increase of 111.4% over its cost value.

The Company also broadened its uranium investment portfolio during the year by acquiring 950,000 KgU as UF_6 at a total purchase cost of $147.4 million or $155.16 per KgU. The fair value of this investment at February 28, 2007 was $259.0 million or $272.63 per KgU representing an increase of 75.7% over its cost value.

Effective January 1, 2007, the Company entered into a loan of 500,000 KgU as UF_6 to a producer for a period of three years that will generate loan fee revenues and reduce storage costs.

Income for the year was $345.4 million consisting of $344.0 million in unrealized gains in the value of the Company's uranium investments, $0.9 million in income from the lending of 500,000 KgU as UF_6, and $0.5 million in interest earned on invested cash.

Expenses for the year totaled $88.0 million which included an $84.3 million provision for future income taxes related to the unrealized gain and a $0.6 million foreign exchange loss due to the decline in the value of the U.S. currency acquired and held for purchases of uranium. We recognize the importance of keeping operating costs as low as possible and, excluding income taxes, foreign exchange losses, and interest and other debt related expenses, these costs were well within expectations and totaled $2.3 million for the year. This resulted in a net asset increase of $257.4 million for the year.

Market return on the Company's shares has also been excellent, with the share price increasing to $14.15 at February 28, 2007 from $7.29 at February 28, 2006 for an annual return of 94.1%. Comparatively, the S&P/TSX Composite Index increased 11.6% over the same time frame.

The market acceptance of Uranium Participation Corporation has continued to remain very strong, allowing the Company to raise equity as required to acquire available uranium. In May 2006, the Company raised gross proceeds of $51.8 million with the issuance of 6.3 million shares at $8.25 per share. In September 2006, the Company raised gross proceeds of $100.0 million with the issuance of 11.4 million equity units that sold at $8.80 per unit and consisted of one common share and one-quarter of a two-year purchase warrant exercisable at $12.00.

Subsequent to year end, the Company closed an aggregate offering of 6.5 million common shares at $14.60 per share for total gross proceeds of $94.9 million. The proceeds of this offering were used to fund a purchase commitment for an additional 250,000 KgU as UF_6 at an estimated purchase cost of $74.2 million or $296.80 per KgU. The remaining proceeds were used to fully repay and cancel the outstanding credit facility with the Manager and to fund the ongoing obligations of the Company.

Fiscal 2007 was an outstanding year for the Company and, subsequent to year-end, uranium spot prices escalated an additional US$28.00 to reach US$113.00 per pound of U_3O_8. With a continuation of the tight uranium market, we look forward to continued growth in the value of your Company's assets.



E. Peter Farmer
President

April 26, 2007

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2007

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 26, 2007. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies see Uranium Corp's by-laws as amended available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp's business and the value of Uranium Corp's securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on its financial condition. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 and low enriched UF_6 are different commodities than U_3O_8, their prices are affected by their own supply/demand balance as well as the supply/demand balances of U_3O_8, for conversion services and enrichment services. As a result, the UF_6 and low enriched UF_6 prices may move differently than the spot price of U_3O_8, the spot conversion price or the enrichment price alone. The factors that affect the UF_6 and low enriched UF_6 prices may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8, UF_6, or low enriched UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its Common Shares, the 2006 Warrants and the 2005 Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding 2005 Warrants or the 2006 Warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that the 2005 Warrants or the 2006 Warrants will be exercised, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Corp's liquidity relies principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value ("NAV")

The NAV per Common Share reported by Uranium Corp is based on the spot prices of uranium published by Ux Consulting Company, LLC ("UxCo.") Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the 2005 Warrants and the 2006 Warrants will have a dilutive effect on the NAV of the Common Shares to the extent that the NAV exceeds the exercise price of these warrants. As at February 28, 2007, the NAV per Common Share then outstanding, assuming the full exercise of the 2005 Warrants, was $11.43 per share compared to $11.95 per share without giving effect to the exercise of warrants. The fully diluted NAV as at future period ends will be further affected by the exercise of the 2006 Warrants should the NAV exceed the $12.00 exercise price of the 2006 Warrants.

Market Price of Common Shares

It appears that the market price of the Common Shares is based upon the NAV of Uranium Corp's assets. Uranium Corp cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Corp or whether the market price for Uranium Corp's outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Corp will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. It intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory and Taxation Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per common share increased from $5.69 per share at February 28, 2006 to $11.95 at February 28, 2007 representing a basic net asset value return of 110.0%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 11.6%.

Uranium Corp's net assets at February 28, 2007 were $579,364,000 representing a 231.0% increase from the net assets of $175,010,000 at February 28, 2006. Of the net asset value increase of $404,354,000 over the period, $146,980,000 was attributable to the after-tax net proceeds of additional equity issues while the remaining $257,374,000 was attributable to investment operation performance.

Equity Financing

In September 2006, Uranium Corp issued 11,363,650 equity units at $8.80 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allowed the holder to purchase one common share at $12.00 exercisable prior to September 14, 2008. Approximately $2,466,000 of the proceeds were allocated as the value of the issued warrants.

In May 2006, Uranium Corp issued an additional 6,272,790 common shares at $8.25 per share for gross proceeds of $51,751,000.

As at February 28, 2007, Uranium Corp had 48,473,727 common shares and 7,753,624 warrants issued and outstanding. 4,914,150 and 2,839,474 of the outstanding warrants were issued in May 2005 (the "2005 warrants"), and September 2006 (the "2006 warrants") being exercisable into common shares at exercise prices of $6.25 and $12.00 per warrant, respectively.

Since inception, Uranium Corp has raised gross proceeds of $316,251,000 through common share and equity unit financings and as at February 28, 2007, had an outstanding loan payable of $11,600,000. Uranium Corp invested $305,745,000 or 93.3% of these amounts into its portfolio of uranium investments.

Investment Portfolio

In March 2006, shareholders approved an amendment to Uranium Corp's by-laws to broaden its investment policy to permit it to invest in UF_6 in addition to U_3O_8 and to permit it to lend its uranium holdings to third parties. Additionally, shareholders approved an amendment to the management services agreement with Denison Mines Inc. (the "Manager") to allow for additional payments to be made in connection with the Manager's efforts in arranging significant financings, other significant transactions and the on-going monitoring of such other significant transactions. For details on the structure of the payments due to the Manager and those paid in the period, please refer to the "RELATED PARTY" section of this document.

During the year, Uranium Corp increased its U_3O_8 holdings by 400,000 pounds, raising its total holdings to 4,200,000 pounds at February 28, 2007. The total average cost of this investment was $158,388,000 or $37.71 per pound. The fair value of this investment at February 28, 2007 was $417,690,000 or $99.45 [(1)] per pound, representing an increase of 163.7%. On a U.S dollar basis, the fair value of this investment has increased by 167.7%.

During the period, Uranium Corp broadened its uranium investment portfolio by acquiring 950,000 KgU of UF_6. At February 28, 2007, the total average cost of this investment was $147,357,000 or $155.11 per KgU. The fair value of this investment at February 28, 2007 was $258,980,000 or $272.61[(1)] per KgU, representing an increase of 75.8%. On a U.S dollar basis, the fair value of this investment has increased by 68.2%.

Effective January 1, 2007, the Company entered into a loan of 500,000 KgU as UF_6 to a producer for a period of three years that will generate loan fee revenues and reduce storage costs.

(1) Reflects spot prices published by UxCo. on February 26, 2007 of US$85.00 per pound for U_3O_8 and US$233.00 per KgU for UF_6 translated at a foreign exchange rate of 1.1700.

Investment Performance

Investment operation results of $257,374,000 for the year ended February 28, 2007 have been largely driven by unrealized gains on uranium investments of $344,005,000 net of tax provision movements of $84,310,000.

Unrealized gains on investments reflect continuing increases in U_30_8 and UF_6 spot prices. As reported by UxCo, spot prices for U_30_8 have increased from US$38.50 per pound at February 2006 to US$85.00 per pound at February 2007 while spot prices for UF_6 have climbed from US$110.00 per KgU at February 2006 to US$233.00 per KgU at February 2007. Prices have continued to climb subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Tax Act therefore is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax provision movements reflect an effective tax rate of approximately 25 percent for the year compared to approximately 35 percent in the prior year. Uranium investments made through its wholly owned subsidiary, Uranium Participation Cyprus Limited, substantively enacted federal tax changes to the federal surtax, general corporate tax rate, large corporations tax, and the Alberta general income tax rate, caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using the substantively enacted lower tax rates of between 10% and 33% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

Subsequent to February 28, 2007, the Manager agreed to purchase, for and on behalf of Uranium Corp, 250,000 KgU of UF_6 at US$246.50 per KgU totaling US$61,625,000 (excluding commissions).

On April 10, 2007, Uranium Corp also closed an aggregate offering of 6,500,000 common shares at $14.60 per share for total gross proceeds of $94,900,000. The proceeds from the offering was used to fund the above noted purchase commitment, fully repay and cancel the credit facility held with the Manager, and to fund the ongoing obligations of the Company.

As reported by UxCo as at April 23, 2007, the spot price of U_3O_8 has risen to US$113.00 per pound from US$85.00 per pound on February 26, 2007 an increase of 32.9%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds

$20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreeement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for an on behalf of Uranium Participation Corporation.

Uranium Corp is also a party to a temporary credit agreement with the Manager. In September 2006, Uranium Corp entered into a $15,000,000 line of credit in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on May 10, 2007 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at February 28, 2007, Uranium Corp had drawn $11,600,000 under the facility. This facility was repaid and cancelled on April 10, 2007.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $25,000,000 that was terminated on May 24, 2006. The Corporation had drawn and repaid $10,000,000 under the facility.

The Manager completed a merger by way of plan of arrangement with International Uranium Corporation on December 1, 2006 and the resulting corporation is Denison Mines Corp. ("DMC"). Denison Mines Inc. remains a wholly-owned subsidiary of DMC.

The following transactions were incurred with related parties during the periods ended February 28, 2007 and February 28, 2006:

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Fees incurred with the Manager:		
Management fees	$ 997	$ 423
Facility arrangement fees	400	–
Equity financing fees [3]	400	–
Commissions on purchases of uranium [4]	2,456	2,063
Shareholder Information and other compliance	30	–
General office and miscellaneous	12	34
Interest and other debt related expenses		
Interest on loan payable	313	–
Standby fees on line of credit	63	–
Total fees incurred with related parties	$ 4,671	$ 2,520

(1) For the twelve months ended February 28, 2007
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006
(3) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.
(4) Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at February 28, 2007, accounts payable and accrued liabilities included $405,000 of amounts due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2007 (1)	February 2006 (2)
Net asset value return – basic	110.0%	18.3%
Net asset value return – diluted	100.9%	18.3%
Market value return	94.1%	40.2%

(1) For the twelve months ended February 28, 2007.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	February 2007 (1)	February 2006 (2)
Net asset value return – basic	148.4%	18.3%
Net asset value return – diluted	137.6%	18.3%
Market value return	172.1%	40.2%
S&P / TSX Composite Index (3)	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2007.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.
(3) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2007:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value (1)
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 417,690
Uranium hexafluoride ("UF_6")	950,000 KgU	$ 147,357	$ 258,980
		$ 305,745	$ 676,670

U_3O_8 average cost and market value per pound:

- In Canadian dollars	$ 37.71	$ 99.45
- In United States dollars	$ 31.75	$ 85.00
UF_6 average cost and market value per KgU:		
- In Canadian dollars	$ 155.11	$ 272.61
- In United States dollars	$ 138.55	$ 233.00

(1) The market values have been translated to Canadian dollars using the February 28, 2007 noon foreign exchange rate of 1.1700.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Share

	February 2007 (1)	February 2006 (2)
Net Asset Value per Share – Basic:		
Net asset value, beginning of period (3)	$ 5.69	$ 4.81
Increase (decrease) from operations (3):		
Total revenue	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.09)	$ (0.13)
Income tax provision	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –
Unrealized gains (losses) for the period	$ 8.39	$ 1.21
Total increase (decrease) from operations	$ 6.27	$ 0.73
Net asset value, end of period (3)	$ 11.95	$ 5.69
Net asset value per share – diluted:		
Net asset value, beginning of period (3)	$ 5.69	$ 4.81
Increase (decrease) from operations (3):		
Total revenue	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.09)	$ (0.13)
Income tax provision	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –
Unrealized gains (losses) for the period	$ 8.03	$ 1.21
Total increase (decrease) from operations	$ 6.00	$ 0.73
Net asset value, end of period (3)	$ 11.43	$ 5.69

(1) For the twelve months ended February 28, 2007.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	February 2007 [1]	February 2006 [2]
Total net assets, end of the period (000's)	$579,364	$175,010
Number of common shares outstanding (000's)	48,474	30,751
Management expense ratio [3]		
Total expenses before taxes	1.11%	2.38%
Income tax provision	25.05%	7.26%
Portfolio turnover rate	–	–
Trading expense ratio [4]	0.73%	1.75%
Closing market price per common share on the TSX	$ 14.15	$ 7.29

(1) For the twelve months ended February 28, 2007.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.





E. Peter Farmer
President

James R. Anderson
Chief Financial Officer

April 26, 2007

Auditors' Report

To The Shareholders of Uranium Participation Corporation,

We have audited the consolidated statement of investment portfolio of **Uranium Participation Corporation** ("Uranium Corp") as at February 28, 2007, the consolidated statement of net assets as at February 28, 2007 and 2006 and the consolidated statements of operations, changes in net assets and cash flows for the year ended February 28, 2007 and the period from March 15, 2005 to February 28, 2006. These financial statements are the responsibility of Uranium Corp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Uranium Corp as at February 28, 2007 and 2006 and the results of its operations, the changes in its net assets and its cash flows for the year ended February 28, 2007 and the period from March 15, 2005 to February 28, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 26, 2007

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars, except per share amounts)	February 2007	February 2006
Assets		
Investments at market value	$ 676,670	$ 166,489
(at cost: 2007-$305,745; 2006-$139,569)		
Cash and cash equivalents	867	13,996
Sundry receivables and other assets	1,038	172
Income taxes receivable	275	–
Future income taxes (note 3)	7,360	4,131
	$ 686,210	$ 184,788
Liabilities		
Accounts payable and accrued liabilities	1,031	336
Income taxes payable	106	324
Loan payable (note 5)	11,600	–
Future income taxes (note 3)	94,109	9,118
Net assets	$ 579,364	$ 175,010
Net assets represented by		
Common shares (note 4)	$ 299,759	$ 155,183
Warrants (note 4)	6,003	3,599
Retained earnings	273,602	16,228
	$ 579,364	$ 175,010
Common shares		
Issued and outstanding	48,473,727	30,751,325
Net asset value per common share		
Basic	$ 11.95	$ 5.69
Diluted	$ 11.43	$ 5.69

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION





Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS ENDED FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Income		
Interest	$ 472	$ 661
Income from investment lending (note 6)	942	–
Unrealized gains on investments	344,005	26,920
	345,419	27,581
Operating expenses		
Management fees (note 5)	1,397	423
Storage fees	780	262
Audit fees	17	30
Directors fees	106	93
Legal and other professional fees	94	10
Shareholder information and other compliance	222	135
General office and miscellaneous	123	85
Interest and other debt related expenses	378	–
Foreign exchange loss	618	1,766
	3,735	2,804
Increase in net assets from operations before taxes	341,684	24,777
Income tax provision (note 3)	84,310	8,549
Increase in net assets from operations after taxes	257,374	16,228
Opening retained earnings	16,228	–
Closing retained earnings	273,602	16,228
Increase in net assets from operations per common share (note 4)		
Weighted average common shares outstanding	40,991,927	22,239,774
Basic	$ 6.28	$ 0.73
Diluted	$ 6.01	$ 0.73

[1] For the twelve months ended February 28, 2007
[2] Period from date of incorporation on March 15, 2005 through to February 28, 2006

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Net assets at beginning of period	$175,010	$ –
Net proceeds from issue of equity units and shares, after tax	146,980	158,782
Increase in net assets from operations after taxes	257,374	16,228
Net assets at end of period	$579,364	$175,010

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Operating Activities		
Increase in net assets from operations after taxes	$ 257,374	$ 16,228
Adjustments for non-cash items:		
Unrealized gains on investments	(344,005)	(26,920)
Future income tax provision	84,380	8,225
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(866)	(172)
Change in income taxes receivable	(275)	–
Change in accounts payable and accrued liabilities	695	336
Change in income taxes payable	(218)	324
Net cash used in operating activities	(2,915)	(1,979)
Investing Activities		
Purchases of uranium investments	(166,176)	(139,569)
Net cash used in investing activities	(166,176)	(139,569)
Financing Activities		
Additions to loans payable	11,600	–
Share and warrant issues net of issue costs	144,362	155,544
Net cash generated by financing activities	155,962	155,544
Increase (decrease) in cash and cash equivalents	(13,129)	13,996
Cash and cash equivalents - beginning of period	13,996	–
Cash and cash equivalents - end of period	$ 867	$ 13,996

[1] For the twelve months ended February 28, 2007
[2] Period from date of incorporation on March 15, 2005 through to February 28, 2006

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2007

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 417,690
Uranium hexafluoride ("UF_6")	950,000 KgU	$ 147,357	$ 258,980
		$ 305,745	$ 676,670
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 99.45
- In United States dollars		$ 31.75	$ 85.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 155.11	$ 272.61
- In United States dollars		$ 138.55	$ 233.00

[1] The market values have been translated to Canadian dollars using the February 28, 2007 noon foreign exchange rate of 1.1700.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars on the rate of exchange prevailing on that date. Investment cost includes capitalized purchase commissions and is determined using the average cost method.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly-liquid short-term investments in government or investment grade corporate debt. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) Income Taxes Payable

The Canadian large corporations tax on capital is classified as an income tax liability and is accordingly included in reported income tax liability and current tax expense amount within the income tax provision.

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund corporation and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the periods ended February 28, 2007 and February 28, 2006:

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Increase in net assets from operations before income taxes	$341,684	$ 24,777
Combined federal and Ontario provincial income tax rate	36.12%	36.12%
Computed income tax expense	123,416	8,949
Large corporations tax in excess of surtax	(65)	212
Operating loss carry-back	(112)	–
Difference between combined federal and Ontario provincial income tax rate and rates applicable to other subsidiaries in other jurisdictions	(29,300)	(612)
Change in future tax rate	(9,718)	–
Other	89	–
Provision for income taxes	$ 84,310	$ 8,549
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ (70)	$ 324
Future tax expense	84,380	8,225
	$ 84,310	$ 8,549

[1] For the twelve months ended February 28, 2007

[2] Period from date of incorporation on March 15, 2005 through to February 28, 2006

The components of the Company's future tax balances as at February 28, 2007 and February 28, 2006 are as follows:

(in thousands of Canadian dollars)	February 2007	February 2006
Future tax assets:		
Tax benefit of share issue costs	$ 3,893	$ 2,590
Tax benefit of loss carryforwards	3,467	1,541
Future tax assets	$ 7,360	$ 4,131
Future tax liabilities:		
Unrealized gain on investments	$ 94,109	$ 9,118
Future tax liabilities	$ 94,109	$ 9,118

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in thousands of Canadian dollars)	February 2007 (1)	February 2006 (2)
Common shares – beginning of period	$155,183	$ –
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	151,751	164,500
Less: Allocation of proceeds to issued warrants	(2,466)	(3,600)
Less: Issue costs	(7,934)	(8,964)
Add: Tax effect of issue costs	2,618	3,238
Warrant exercises		
Gross proceeds	545	8
Add: Fair value transfer from warrants	62	1
Common shares – end of period	$299,759	$155,183

The movement in the number of common shares for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in number of shares)	February 2007 (1)	February 2006 (2)
Common shares – beginning of period	30,751,325	–
Shares issued pursuant to:		
New issues	17,636,440	30,750,000
Warrant exercises	85,962	1,325
Common shares – end of period	48,473,727	30,751,325

Common share financings

During September 2006, Uranium Corp issued 11,363,650 equity units at $8.80 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $12.00 exercisable prior to

September 14, 2008. Approximately $2,466,000 of the proceeds were allocated as the value of the issued warrants.

In May 2006, Uranium Corp issued 6,272,790 shares at $8.25 per share for total gross proceeds of $51,751,000.

During December 2005, Uranium Corp issued 10,750,000 shares at $6.00 per share for total gross proceeds of $64,500,000.

In May 2005, Uranium Corp issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $6.25 exercisable prior to May 10, 2007. Approximately $3,600,000 of the proceeds were allocated as the value of the issued warrants.

(1) For the twelve months ended February 28, 2007
(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

Warrants

The movement in warrants for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in thousands of Canadian dollars)	February 2007 (1)	February 2006 (2)
Warrants – beginning of period	$ 3,599	$ –
Warrants issued during the period	2,466	3,600
Warrants exercised during the period	(62)	(1)
Warrants – allocated fair value end of period	$ 6,003	$ 3,599
Warrant allocated fair value comprised of:		
May 2005 equity unit financing	3,538	3,599
September 2006 equity unit financing	2,465	–
	$ 6,003	$ 3,599

The movement in the number of warrants for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in number of warrants)	February 2007 (1)	February 2006 (2)
Warrants – beginning of period	4,998,675	–
Warrants issued during the period	2,840,911	5,000,000
Warrants exercised during the period	(85,962)	(1,325)
Warrants – end of period	7,753,624	4,998,675
Warrants outstanding by issue:		
May 2005 equity unit financing	4,914,150	4,998,675
September 2006 equity unit financing	2,839,474	–
	7,753,624	4,998,675

(1) For the twelve months ended February 28, 2007
(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. As at February 28, 2007, only the May 2005 warrants were dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and fully diluted increase in net assets from operations per common share was based on the following weighted average number of shares outstanding for the periods ended February 28, 2007 and February 28, 2006:

(in number of shares)	February 2007 [1]	February 2006 [2]
Weighted average number of shares outstanding:		
Basic	40,991,927	22,239,774
Add: Warrant Dilution	1,859,546	47,531
Fully diluted	42,851,473	22,287,305

[1] For the twelve months ended February 28, 2007
[2] Period from date of incorporation on March 15, 2005 through to February 28, 2006

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreeement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for an on behalf of Uranium Participation Corporation.

Uranium Corp is also a party to a temporary credit agreement with the Manager. In September 2006, Uranium Corp entered into a $15,000,000 line of credit in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on May 10, 2007 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at February 28, 2007, Uranium Corp has drawn $11,600,000 under the facility. This facility was repaid and cancelled on April 10, 2007.

Uranium Participation Corp. had a credit agreement with the Manager for a revolving facility of up to $25,000,000 that was terminated on May 24, 2006. The Corporation had drawn and repaid $10,000,000 under the facility.

The Manager recently completed a merger by way of plan of arrangement with International Uranium Corporation and the resulting corporation is Denison Mines Corp. ("DMC"). Denison Mines Inc. remains a wholly-owned subsidiary of DMC.

The following transactions were incurred with related parties during the periods ended February 28, 2007 and February 28, 2006:

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Fees incurred with the Manager:		
Management fees	$ 997	$ 423
Facility arrangement fees	400	–
Equity financing fees [3]	400	–
Commissions on purchases of uranium [4]	2,456	2,063
Shareholder Information and other compliance	30	–
General office and miscellaneous	12	34
Interest and other debt related expenses		
Interest on loan payable	313	–
Standby fees on line of credit	63	–
Total fees incurred with related parties	$ 4,671	$ 2,520

(1) For the twelve months ended February 28, 2007

(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

(3) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

(4) Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at February 28, 2007, accounts payable and accrued liabilities included $405,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

Uranium Corp has entered into a loan agreement to lend up to 500,000 KgU as UF_6 to a borrowing party to be repaid by December 31, 2009. The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Security for the loan is an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis. As at February 28, 2007, the borrowing party had not yet initiated the transfer of the respective UF_6 but was subject to the loan fee which commenced on January 1, 2007.

7. SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the Manager agreed to purchase, for and on behalf of Uranium Corp, 250,000 KgU as UF_6 at US$246.50 per KgU totaling US$61,625,000 (excluding commissions).

On April 10, 2007, Uranium Corp closed an aggregate offering of 6,500,000 common shares at $14.60 per share for total gross proceeds of $94,900,000. The proceeds from the offering was used to fund the above noted purchase commitment, fully repay and cancel the outstanding credit facility of $11,600,000 with the Manager, and fund the ongoing obligations of the Company.

Uranium Participation Corporation



BOARD OF DIRECTORS

Paul J. Bennett
President and Chief Executive Officer
Energus Resources Ltd.

Jeff Kennedy
Chief Financial Officer
Cormark Securities Inc.

Garth A. C. MacRae
Independent Financial Consultant

Richard H. McCoy
Chairman of the Board
Retired; Formerly Vice Chairman Investment Banking
TD Securities Inc.

OFFICERS

E. Peter Farmer
President

James R. Anderson
Chief Financial Officer

Donald C. Campbell
Vice President, Marketing

Sheila M. Colman
Corporate Secretary

MANAGER

Denison Mines Inc..
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.denisonmines.com

OFFICE OF THE CORPORATION

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

Telephone: 416-979-1991
Facsimile: 416-979-5893

Website: www.uraniumparticipation.com

AUDITORS

PricewaterhouseCoopers LLP
Toronto

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Telephone:
Canada and U.S.: 1-800-564-6253
Overseas: 1-514-982-7555

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: U

Website: www.tsx.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the Shareholders of Uranium Participation Corporation will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Friday, the 8th day of June, 2007 at 10:30 a.m. (Eastern Time)

Managed by:


DENISON
MINES

Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
www.denisonmines.com



URANIUM PARTICIPATION CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2007

APRIL 30, 2007

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF") contains certain forward-looking statements and forward-looking information that are based on the current internal expectations, estimates, projections, assumptions and beliefs of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to Uranium Participation Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

In this AIF, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to $ are to Canadian dollars and references to US$ are to United States currency.

This AIF is dated April 30, 2007. Except as otherwise indicated, the information contained in this AIF is stated as at February 28, 2007.

HISTORY AND SUBSIDIARIES

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides four officers to the Corporation, being the President, Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary, pursuant to the terms of a Management Services Agreement dated March 30, 2005, as amended (the "Management Services Agreement").

Uranium Participation Corp. is an investment holding entity which invests, through its wholly owned subsidiaries, at least 85% of the proceeds of any equity offering in uranium with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in, and holds, uranium.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. UPCL directly invests in, and holds, uranium. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Uranium Participation Corp. was established in March 2005 as an investment holding company, created to invest substantially all of its assets in U_3O_8. On March 30, 2005, Uranium Participation Corp. entered into the Management Services Agreement with the Manager. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In May 2005, Uranium Participation Corp. completed an initial public offering of units, consisting of common shares of the Corporation (the "Common Shares") and common share purchase warrants (the "2005 Warrants"), for gross proceeds of $100 million. Substantially all of the net proceeds of the offering were used to purchase an aggregate of 2.55 million pounds of U_3O_8 at an average cost per pound of $35.05 for a total cost of $89.4 million.

In December 2005, Uranium Participation Corp. completed another public offering of Common Shares for gross proceeds of $64.5 million and used the net proceeds thereof to purchase uranium.

In February 2006, the Board of Directors of Uranium Participation Corp. (the "Board") approved changes to the Corporation's by-laws to allow the Corporation to invest in UF_6, in addition to U_3O_8, and to allow the Corporation to enter into arrangements to lend its uranium to third parties. The Board also approved changes to the compensation provisions of the Management Services Agreement. These changes were subsequently confirmed by at least two thirds of the votes cast at a special meeting of the Corporation's shareholders held for that purpose on March 27, 2006. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp."

In March 2006, Uranium Participation Corp. entered into a revolving credit facility (the "First Credit Facility") with the Manager for up to $25 million. In April 2006, the limit under the First Credit Facility was reduced to $10.0 million. Interest under the First Credit Facility was the prime rate as quoted by The Bank of Nova Scotia plus 2%. Standby fees at the rate of 1% applied on the undrawn amount of the facility. The $10 million drawn under the First Credit Facility was repaid in May 2006.

In May 2006, the Corporation completed a public offering of Common Shares raising gross proceeds of $51.8 million. Net proceeds were used to repay the First Credit Facility and to purchase uranium.

In September 2006, the Corporation completed another public offering of 11,363,650 units, each unit consisting of one Common Share and one-quarter of a warrant to purchase Common Shares (the "2006 Warrants"). The gross proceeds were $100 million. The net proceeds were used to fund uranium purchase commitments.

In September 2006, the Corporation entered into a new revolving credit facility (the "Second Credit Facility") with the Manager for up to $15 million. The Corporation drew down $11.6 million, which was invested in uranium. Amounts outstanding under the Second Credit Facility bore interest at an annual rate representing the prime rate of interest offered by a Canadian chartered bank plus 1%. An annual standby fee of 1% applied on the undrawn portion of the Second Credit Facility. Borrowings under the Second Credit Facility were repaid in April 2007.

The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned adjusted quarterly. Security for the loan is an irrevocable letter of credit from a major financial institution.

In April 2007, Uranium Participation Corp. completed a public offering of 6,500,000 Common Shares. The gross proceeds of this public offering were $94.9 million. The net proceeds are being used to purchase uranium, repay amounts outstanding under the Second Credit Agreement and to fund on-going obligations of the Corporation.

Spot uranium prices as quoted by Ux Consulting Company LLC ("UxCo") steadily increased through 2005 and 2006 reaching US$36.25 by December 31, 2005, US$72.00 by December 31, 2006 and US$85.00 on February 28, 2007. As of February 28, 2007, the Corporation has taken delivery of 4.2 million pounds of U_3O_8, 950,000 KgU as UF_6 and, as at the date of this AIF, has purchased a further 250,000 KgU as UF_6 for delivery on or before September 28, 2007. The net asset value per Common Share ("NAV") at February 28, 2007 was $11.95 based on the spot price for U_3O_8 of US$85.00 per pound, the spot price for UF_6 of US$233.00 per KgU and the Canadian/U.S. dollar exchange rate of $1.170. For information regarding the calculation of the NAV, see "Business of Uranium Participation Corp. – Calculation of NAV".

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest, through its wholly owned subsidiaries, at least 85% of the proceeds of any equity offerings in uranium, with the primary investment objective of achieving appreciation in the value of its holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in uranium. An investment in the Common Shares provides an investment alternative for investors interested in investing directly in uranium. The Common Shares represent an indirect interest in physical uranium owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by Uranium Participation Corp. is stored at licensed uranium conversion or enrichment facilities (each one, a "Facility" or collectively, the "Facilities") in Canada, France and the United States. The Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Facilities. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In order for the Manager to remove or request the removal of the uranium held in storage on behalf of Uranium Participation Corp., a certified resolution of the Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested. Revenue, that is expected to exceed annual expenses, is also generated through the lending of uranium. Annual expenses, including capital taxes, are estimated to be approximately $2.3 million.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established an investment policy, which is included in the by-laws of Uranium Participation Corp. The policy provides that at least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of, uranium, and the policy may only be amended by the Corporation's shareholders. Furthermore, the policy provides that Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate uranium purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

Operations

Following the completion by Uranium Participation Corp. of an initial public offering (the "IPO") in May 2005, which raised gross proceeds of $100.0 million the Manager purchased a total of 2,550,000 pounds of U_3O_8 in a number of transactions with various suppliers, for a total cost of $89.4 million. All of this U_3O_8 was delivered prior to the end of August 2005. Approximately 89% of the gross proceeds from the IPO were invested in U_3O_8.

Prior to the delivery of such U_3O_8, the Manager entered into storage agreements with three Facilities, namely Cameco Corporation, Comurhex and ConverDyn, in Canada, France and the United States respectively. All U_3O_8 purchased was book transferred and stored at these Facilities pursuant to such storage agreements. Subsequently and prior to the purchase of UF_6, the Manager entered into storage agreements with Eurodif and USEC in France and the United States respectively for the storage of UF_6.

Subsequent to the IPO and prior to February 28, 2007, the Corporation raised gross proceeds of $216.3 million in three equity financings. As at February 28, 2007, the Corporation holds 4.2 million pounds of U_3O_8 and 0.95 million KgU as UF_6 at a total cost of $305.7 million representing 93% of the gross proceeds of the IPO, the three other equity financings completed by February 28, 2007 and outstanding borrowings under the Second Credit Agreement.

In April 2007, Uranium Participation Corp. completed another equity financing which raised gross proceeds of $94.9 million. The proceeds are being used to purchase uranium, repay loan amounts and fund operations. The Corporation has purchased 250,000 KgU as UF_6 for delivery on or before September 28, 2007.

All purchases of uranium are made in U.S. dollars and the storage costs from the Facilities are paid in either U.S. dollars or Euros. The spot price for uranium quoted by UxCo is also quoted in U.S. dollars. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar. Spot prices for U_3O_8 have increased from US$29.00 per pound at the time of completion of the IPO to US$113.00 as of the date of this AIF. During the same period, the U.S. dollar exchange rate fell from 1.2372 to 1.1067, partly offsetting the increased value of the U_3O_8 when converted to Canadian dollars.

Calculation of NAV and Value of Securities

At the end of each month, the Manager is obligated under the Management Services Agreement to calculate and disclose the NAV. The NAV is determined by multiplying the quantity of uranium held by or on behalf of the Corporation by the last spot price for uranium for the month published by UxCo, plus cash and any other assets held by the Corporation, less any outstanding payables, indebtedness and all other liabilities of the Corporation and dividing the result by the number of Common Shares outstanding. Any amounts in U.S. dollars are converted into Canadian dollars based on the noon rate of exchange for conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the NAV calculation.

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. Morever, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp. See "Risk Factors - Lack of Investment Liquidity" and "Risk Factors - Net Asset Value".

Management of Uranium Participation Corp.

In March 2005, the Manager entered into the Management Services Agreement with the Corporation, which was subsequently amended as of March 27, 2006. By way of a plan of arrangement completed between the Manager and International Uranium Corporation on December 1, 2006 (the "Denison Arrangement"), the Manager became a wholly-owned subsidiary of Denison Mines Corp. ("DMC").

The Management Services Agreement has an initial term of five years (the "Initial Term"), commencing March 30, 2005, and will continue thereafter unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. On February 14, 2006 and subject to shareholder approval, the Board approved changes to the Management Services Agreement to amend its provisions relating to compensation and align it with changes to the Corporation's Investment Policy of the Corporation's by-laws which allowed the Corporation to invest in UF_6 and to permit the Corporation to enter into lending arrangements with its uranium. These amendments were subsequently approved by the Corporation's shareholders on March 27, 2006.

Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement and title of uranium purchases remains with the Corporation. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to purchase or sell uranium, the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of uranium include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from whom Uranium Participation Corp. would potentially purchase uranium or any seller to whom Uranium Participation Corp. may sell uranium.

In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 from, or to the production or inventories of the Manager, of one of its affiliates, of McClean Uranium Limited, or of any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. As at the date of this AIF, no Related Purchase has occurred. The Manager does not have any ownership interest in Uranium Participation Corp., and the two companies do not have any directors in common.

Any lending arrangements for uranium will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to lend uranium, any such loan will stipulate the quantity, interest rate, duration, security, covenants and such other provisions as may be appropriate.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation, the Manager is required to arrange for storage of the uranium at the Facilities, arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation Corp. and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

  (i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

  (ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation Corp. exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion the Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

Uranium Participation Corp. paid an aggregate of $2.1 million and $2.5 million to the Manager for commissions on purchases of uranium, and $0.4 million and $2.2 million in other fees for the period from March 15, 2005 to February 28, 2006 and the fiscal year ended February 28, 2007, respectively. Included in fees paid to the Manager in fiscal year 2007 is $0.6 million in connection with the provision of the First and Second Credit Facilities. See "Interests of Management and Others in Material Transactions".

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. are paid by the Manager and do not receive any remuneration from Uranium Participation Corp. for the same.

Market Overview

Uranium Uses

The only significant commercial use for U_3O_8 is as a fuel for nuclear power plants for the generation of electricity. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960's and 1970's. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, the former Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at licensed uranium conversion facilities where U_3O_8 is converted to UF_6. Above 56 degrees Celsius, UF_6 is a gas and is in a suitable form to be enriched to produce fuel for the majority of the types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for uranium is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the "WNA") estimated that worldwide uranium fuel demand attributed to fuel reactors in 2006 was 173 million pounds. The 2005 Red Book (Uranium 2005: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 208 and 260 million pounds of U_3O_8 by 2025 representing an annual compound growth rate of between 1.0% and 2.2%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of January 2007, there were a total of 435 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 368.9 megawatts of electricity requiring 173 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 28 commercial nuclear power plants (representing 22.7 megawatts of electricity) are under construction. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants and reductions in tails assay during enrichment. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and from secondary sources such as the drawdown of excess inventories, uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that only approximately 59% of annual uranium consumption was sourced from primary production in 2006.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. UxCo reports that in 2006, mine supply was approximately 102 million pounds of U_3O_8,, a reduction of 6% from 2005. In 2006, approximately 81% of the estimated world production was provided by eight producers: Cameco Corporation, AREVA, Energy Resources of Australia Ltd., Rossing Uranium Limited and BHP Billiton in the western world, and KazAtomProm in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and TVEL in Russia.

Approximately 82% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Russia, Niger, Namibia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 25.6 million pounds of U_3O_8 in 2006, which represented approximately 25% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are nearby to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020, however, although sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the ability, lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

Every year since 1989, world uranium production has been less than uranium consumption. The resulting shortfall has been met from a number of secondary sources. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 7% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium"), suitable for use in nuclear power plants.

In March, 1999, Cameco Corporation, AREVA and NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex"), had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to four years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published prices based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot prices as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions, which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2006 was about 33 million pounds, a decrease from 36 million pounds in 2005. This is considerably higher than the average level of about 20 million pounds over the previous 9 years. Investor buying accounted for much of the increased volumes in the last two years.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to the price of US$72.00 per pound at December 31, 2006, and then reaching US$85.00 at February 28, 2007, an increase of more than 10 times. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for December 31 in 2002, 2003, 2004, 2005 and 2006: US$0.60, US$4.30, US$6.20, US$15.55 and US$35.75 per pound, respectively. As at the date of this AIF, the spot price for U_3O_8 was US$113.00 per pound.

UF_6 is a separate commodity from U_3O_8, although its price will be principally affected by the price of the U_3O_8 because U_3O_8 is converted to produce UF_6. Through conversion, 2.61285 pounds of U_3O_8 will produce 1KgU as UF_6. The value of UF_6 (the "UF_6 Value") is obtained by adding (i) the spot price of U_3O_8 multiplied by 2.61285 and (ii) the spot conversion price. The spot price of UF_6 (the "UF_6 Price") is published by UxCo and it may be higher or lower than the UF_6 Value depending on the variation in demand for its components. As at February 28, 2007, the UF_6 Price was US$0.59 below the UF_6 Value.

At February 28, 2007 prices of U_3O_8 and conversion, U_3O_8 constitutes over 95% of the UF_6 Value. Accordingly, any change in the UF_6 Price will largely be attributable to changes in the price of U_3O_8. UF_6 as a commodity may trade at a discount or a premium to the value of U_3O_8 plus conversion, depending on a variety of factors including demand for each of U_3O_8 and conversion.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 73 million pounds. To date, this large supply gap has been accommodated by sales from existing inventories, de-enrichment of HEU and recycling programs.

The Manager believes that there is only a relatively small amount of uranium held in inventories that are in excess of strategic inventory levels and therefore available for sale.

The uranium market will face a growing supply deficit until new mine production can be implemented. Nukem, Inc. has estimated that 17 new mines of the size of Cigar Lake will be required by 2030 to fill the supply-demand gap. The Manager believes that decreasing, available inventories, the recognition by Russia of its own internal need for uranium supply as a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

Government Regulation

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally or beneficially by a company incorporated pursuant to Canadian laws.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium is governed by the Nuclear Safety and Control Act (the "NSCA").

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Facilities, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws.

Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade respectively, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the Atomic Energy Act of 1954, as amended, title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978. Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40. The regulations governing the export and import of uranium from the U.S. and the movement of nuclear materials within the U.S. are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a license application is governed by the National Environmental Policy Act ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action; additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

RISK FACTORS

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price will affect the NAV of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the four years ended December 31, 2006, and as February 28, 2007[1].

	December 31				February 28
	2003	2004	2005	2006	2007
U_3O_8	$14.50	$20.70	$36.25	$72.00	$85.00
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$233.00

(1) As published by UxCo in U.S. dollars.

(2) UF_6 prices for 2003 and 2004 were not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares, the 2005 Warrants or the 2006 Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All uranium is stored by licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding 2005 Warrants and 2006 Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the 2005 Warrants or the 2006 Warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund, and an investment in Common Shares, 2005 Warrants and 2006 Warrants is not redeemable. Uranium Participation Corp.'s liquidity will rely principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The NAV reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of Common Shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the 2005 Warrants and the 2006 Warrants will have a dilutive effect on the NAV in the event that the NAV exceeds the exercise price of these warrants. As at February 28, 2007, the NAV, assuming the full exercise of the 2005 Warrants, was $11.43 per share compared to $11.95 per share without giving effect to the exercise of warrants. The fully diluted NAV, as at future period ends, will be further affected by the exercise of the 2006 Warrants should the NAV exceed the $12.00 exercise price of the 2006 Warrants.

Market Price of Common Shares

It appears that the market price of the Common Shares is related to the NAV. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. It intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. or its Subsidiaries may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

CAPITAL STRUCTURE AND DIVIDENDS

Common Shares

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares, which are more particularly described below. As of February 28, 2007, Uranium Participation Corp. had an aggregate of 48,473,727 Common Shares issued and outstanding. As at April 30, 2007, Uranium Participation Corp. had an aggregate of 55,614,467 Common Shares issued and outstanding.

The by-laws provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of any offerings of Uranium Participation Corp., which must be invested in uranium as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of offerings;

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of uranium and any other net assets of Uranium Participation Corp., subject to applicable laws.

Common Share Purchase Warrants

On May 10, 2005, an aggregate of 5,000,000 of the 2005 Warrants were issued. The 2005 Warrants expire on May 10, 2007. Each 2005 Warrant entitles the holder thereof to purchase, before the time of expiry, one Common Share at an exercise price of $6.25. As of February 28, 2007, Uranium Participation Corp. had an aggregate of 4,914,150 2005 Warrants outstanding. As at April 30, 2007, Uranium Participation Corp. had an aggregate of 4,765,172 2005 Warrants outstanding.

On September 14, 2006, an aggregate of 2,840,911 of the 2006 Warrants were issued. Each 2006 Warrant entitles the holder thereof to purchase, before the time of expiry on September 14, 2008, one Common Share at an exercise price of $12.00. As of February 28, 2007, Uranium Participation Corp. had an aggregate of 2,839,474 of the 2006 Warrants outstanding. As at April 30, 2007, Uranium Participation Corp. had an aggregate of 2,835,574 2006 Warrants outstanding.

Dividends

The Directors have adopted a policy of dedicating cash flow to reinvestment in the business and repayment of debt. Accordingly, no dividends have been declared to date.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares, the 2005 Warrants and the 2006 Warrants are traded on the Toronto Stock Exchange under the symbol "U", "U.WT" and "U.WT.A" respectively. The following table sets forth, for the months indicated, the high and low trading prices and trading volumes as reported on the Toronto Stock Exchange.

Month	Common Shares – U		2005 Warrants – U. WT		2006 Warrants – U.WT.A[(1)]	
	Price Range $	Volume (thousands)	Price Range $	Volume (thousands)	Price Range $	Volume (thousands)
2006					-	-
March	9.24-7.10	6,755	3.20-1.60	1,418	-	-
April	9.73-8.50	8,527	3.97-2.85	873	-	-
May	9.50-8.06	7,501	3.77-2.46	1,299	-	-
June	8.94-7.16	4,523	3.06-1.85	385	-	-
July	8.85-7.76	3,241	2.90-2.20	254	-	-
August	9.80-8.63	3,964	3.67-2.69	1,215	-	-
September	9.34-8.40	7,764	3.37-2.56	1,050	1.09-0.55	287
October	11.67-8.70	10,019	5.45-2.87	1,038	4.20-0.90	1,139
November	13.00-10.81	14,119	7.07-4.54	1,152	8.00-3.65	1,215
December	12.80-11.82	7,211	6.65-5.70	373	5.05-4.08	295
2007						
January	13.55-11.83	9,251	7.30-5.65	386	4.35-3.60	175
February	14.90-13.25	10,064	8.70-6.75	414	5.05-4.05	274

(1) Represents trading starting on September 14, 2006.

GOVERNANCE OF THE CORPORATION

Board of Directors and Officers

The Board is responsible for the governance and the oversight of the affairs of Uranium Participation Corp. The following table sets out the names and the municipality of residence of each of the directors and officers of Uranium Participation Corp., their respective positions and offices held with the Corporation and their principal occupations as of the date hereof. The following table also identifies the members of each committee of the Board of Directors.

Name and Province of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett [1,2,3] Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd. and President and Chief Operating Officer of Officer Basin Energy Inc.
Jeff Kennedy [2] Toronto, Ontario	Director	Chief Financial Officer and Director, Equity Capital Markets and a director of Cormark Securities Inc. ("Cormark") (formerly Sprott Securities Inc.) and its wholly-owned subsidiary, Cormark Securities (U.S.A.) Limited
Garth MacRae [1,2,3,4] Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy [1,2,3,5] Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	Chief Executive Officer and Director of DMC and of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of DMC and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Commercial of DMC and of the Manager
Sheila Colman Toronto, Ontario	Corporate Secretary	Canadian Counsel and Corporate Secretary of DMC and Corporate Secretary of the Manager

Notes:
(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee.
(3) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp."
(4) Chair, Audit Committee
(5) Chairman of the Board

As of the date of this AIF, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 70,890 Common Shares, representing less than 1% of the issued and outstanding Common Shares.

Except as noted below, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is also a director and the President of UPAC. Mr. Bennett is the President and Chief Executive Officer of Energus Resources Ltd. and became the President and Chief Operating Officer of Officer Basin Energy Inc. in August 2006. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

E. Peter Farmer

Mr. Farmer is the President of the Corporation and the Chief Executive Officer of the Manager. Upon completion of the Denison Arrangement, Mr. Farmer became the Chief Executive Officer and a director of DMC. Prior to that, Mr. Farmer served as the President and Chief Executive Officer of the Manager from 2004 to 2006 and served as a director of that company since 2003. Mr. Farmer joined Denison Energy Inc. (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson is the Chief Financial Officer of the Corporation and the Chief Financial Officer of the Manager. Upon the completion of the Denison Arrangement, Mr. Anderson became the Executive Vice-President and Chief Financial Officer of DMC. Prior to that, Mr. Anderson served as the Executive Vice President and Chief Financial Officer of the Manager from 2004 to 2006. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell is the Vice-President Marketing of the Corporation and the Vice-President, Commercial of the Manager. Upon completion of the Denison Arrangement, Mr. Campbell became the Vice-President, Commercial of DMC. Mr. Campbell served as the Vice President, Marketing and Special Projects for the Manager from 2004 to 2006. He held the position of Vice President, Marketing and Special Projects of Denison Energy Inc. from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman is the Corporate Secretary of the Corporation and the Corporate Secretary of the Manager. Upon completion of the Denison Arrangement, Ms. Colman became the Canadian Counsel and Corporate Secretary to DMC. From 2004 to 2006, Ms. Colman served as General Counsel and Corporate Secretary of the Manager. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Standing Committees of the Board

The Audit Committee
The Board has established an Audit Committee comprised of three of its directors, all of whom qualify as independent and financially literate as such terms are defined under Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Being governed by National Instrument 81-106 – Investment Fund Continuous Disclosure ("NI 81-106"), the Corporation is not obligated to comply with MI 52-110. Nonetheless, the Board has chosen to follow the regulations as they apply to audit committees.

This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. The Board has adopted a charter of the audit committee (the "Charter") which sets out the audit committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule A to this AIF.

The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee, which is comprised of all four directors, is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Currently three members of the Board of Directors are independent. Each of the independent members of the Board of Directors is paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation includes a retainer of $25,000 per year for each director, plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. also reimburses the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors participate in the indemnification arrangements described under the Management Services Agreement.

Directors and Officers of the Manager

The following table sets out the names and the municipalities of residence of each of the directors and officers of the Manager for whom disclosure is not made elsewhere in this AIF, their respective positions and offices held with the Manager and their principal occupations as of the date hereof.

Name and Municipality of Residence	Position with the Manager	Principal Occupation
Ron F. Hochstein British Columbia, Canada	Director, President and Chief Operating Officer	President and Chief Operating Officer of DMC
William M. Shaver Ontario, Canada	Vice President	Executive Vice President, Mine Development and Canadian Operations of DMC

Management
The following is a brief description of the directors and officers of the Manager for whom disclosure is not made elsewhere in this AIF. Also included is a description of their positions held during the last five years.

Ron F. Hochstein
Mr. Hochstein P.Eng., was appointed President and Chief Operating Officer of the Manager on December 1, 2006. Mr. Hochstein was also appointed President and Chief Operating Officer of DMC on December 1, 2006. Prior to then, he served as President and Chief Executive Officer of International Uranium Corporation ("IUC", as DMC was named prior to December 1, 2006). Mr. Hochstein has served as a director to DMC since April 2000. Mr. Hochstein joined IUC in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Mr. Hochstein is a Professional Engineer and holds an MBA from the University of British Columbia and a B.Sc. from the University of Alberta. Mr. Hochstein is also President of Fortress Minerals Corp.

William M. Shaver
Mr. Shaver was appointed Vice-President of the Manager on December 1, 2006. At the same time, Mr. Shaver was appointed as Executive Vice President, Mining and Canadian Operations of DMC. Prior to then, Mr. Shaver served as Executive Vice-President, Mining of the Manager commencing in September 2006. From 2004 until his appointment with the Manager, Mr. Shaver was President of Shaver Engineering Limited, and prior to that, Senior Vice-President of Dynatec Corporation from 1980 to 2004.

CONFLICTS OF INTEREST

Principal Holders of Securities
To the knowledge of the directors and executive officers of the Corporation, as of April 30, 2007, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attached to any class of voting securities of the Corporation.

The Manager
The Manager does not have an ownership interest in the Corporation. All of the Corporation's Board members are independent of the Manager. As of the date hereof, the directors and officers of the Corporation in the aggregate own less than 1% of the outstanding capital of the Manager. As of the date hereof, the directors and officers of the Manager in the aggregate own less than 1% of the Common Shares of the Corporation.

The Manager is a wholly-owned subsidiary of DMC, a public company which has uranium production in the United States and Canada, and exploration in Canada, the United States and Mongolia. DMC is involved in the exploration, production and marketing of uranium through its 100% ownership of the White Mesa Mill in Utah and its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets a substantial portion of the McClean Lake uranium production. AREVA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

- (i) limitations on the ability of the Manager to purchase uranium from or sell uranium to Related Parties (See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.");
- (ii) the ability of the Manager to lend uranium is at the Board's discretion;
- (iii) all board members are independent of the Manager;

(iv) restrictions on the business to be carried on by Uranium Participation Corp. (see "Business of Uranium Participation Corp.").

The Board

Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark acted as lead underwriter on three public offerings which the Corporation completed since February 28, 2006, being those offerings described in the Corporation's prospectuses dated and filed on SEDAR (www.sedar.com) on May 17, 2006, September 6, 2006 and April 2, 2007. As such, the Corporation paid Cormark an aggregate of approximately $6,975,315 in consideration of the offerings completed in the 2007 fiscal year and $3,796,000 on account of the offering completed after the end of the fiscal year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp.".

During the period of March 1, 2006 to February 28, 2007, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (in thousands of dollars):

Management Fees	$997
Facility Arrangement Fees	400
Equity Financing Fees	400
Commissions on purchase of uranium	2,456
Shareholder Information and other compliance	30
General office and miscellaneous	12
Interest and other debt related expenses	
Interest on loan payable	313
Standby fees on line of credit	63
TOTAL	$4,671

Reference is made to Note 5 of the Corporation's financial statements for the year ended February 28, 2007, a copy of which is available under the Corporation's profile on SEDAR at www.sedar.com.

In March 2006, Uranium Participation Corp. entered into the First Credit Agreement with the Manager. Interest under the First Credit Facility was equal to the prime rate for Canadian dollar loans quoted by the Bank of Nova Scotia, plus 2%. Standby fees also apply at a rate of 1% of the undrawn facility amount. The $10.0 million borrowed under the First Credit Facility was repaid in May 2006.

In September 2006, Uranium Participation Corp. entered into the Second Credit Facility with the Manager. Interest under the Second Credit Facility is equal to the prime rate of interest offered by a Canadian chartered bank plus 1% Standby fees also apply at the rate of 1% on the undrawn amount. The $11.6 million borrowed under the Second Credit Facility was repaid in April 2007.

In April 2007, the Corporation paid the Manager equity financing fees of $200,000.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to the Corporation.

MATERIAL CONTRACTS

Reference is made to the material contracts which have been filed by Uranium Participation Corp. with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com. Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Uranium Participation Corp. and that was entered into between March 2006 and February 28, 2007 or was entered into before those dates but is still in effect:

1. The Management Services Agreement. See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.".

2. The 2005 Warrant Indenture dated May 10, 2005 between Uranium Participation Corp. and Computershare Trust Company of Canada (the "2005 Warrant Agent"). Pursuant to the 2005 Warrant Indenture, the Corporation issued an aggregate of 5,000,000 of the 2005 Warrants and appointed the 2005 Warrant Agent to administer the 2005 Warrants. The 2005 Warrant Indenture sets out the terms of the 2005 Warrants, the material terms of which are described herein under "Capital Structure – Common Share Purchase Warrants".

3. The 2006 Warrant Indenture dated September 14, 2006 between Uranium Participation Corp. and Computershare Trust Company of Canada (the "2006 Warrant Agent"). Pursuant to the 2006 Warrant Indenture, the Corporation issued an aggregate of 2,840,911 2006 Warrants and appointed the 2006 Warrant Agent to administer the 2006 Warrants. The 2006 Warrant Indenture sets out the terms of the 2006 Warrants, the material terms of which are described herein under "Capital Structure - Common Share Purchase Warrants".

Copies of these agreements are available on the SEDAR website at www.sedar.com or may be inspected at the Corporation's registered office upon reasonable request.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc. acts as the registrar and transfer agent for the Common Shares, the 2005 Warrants and the 2006 Warrants. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, and the phone number is 1-800-564-6253.

NAMES AND INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the Corporation's external auditors, have prepared the audit report on the audited comparative consolidated financial statements of the Corporation as at and for the years ended February 28, 2006 and February 28, 2007. PricewaterhouseCoopers LLP have confirmed to the Corporation that they are independent in accordance with the independence rules of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information regarding the Corporation is available on the SEDAR website at www.sedar.com. Additional information concerning the Corporation is provided in the Corporation's Management Report on Fund Performance and Financial Statements for the year ended February 28, 2007. You may obtain a copy of these documents by calling 416-979-1991 or from your dealer or by e-mail at scolman@denisonmines.com.

The Corporation's Management Information Circular and such other information and documentation filed on SEDAR can be found at www.sedar.com or on the Corporation's website at www.uraniumparticipation.com. Copies of these documents may also be obtained by writing to:

Corporate Secretary
Uranium Participation Corporation
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2

Telephone: (416) 979-1991 Ext: 366
Facsimile: (416) 979-5893

The Manager may be contacted at the following address:

Denison Mines Inc.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2
www.denisonmines.com

Telephone: (416) 979-1991 Ext: 366
Facsimile: (416) 979-5893

Schedule A
Audit Committee Mandate

A. Composition of the Committee

(1) The Board shall appoint from among its members annually at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the "Committee") to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2) Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3) Each member of the Committee shall:

(a) be a member of the Board;

(b) not be an officer or employee of the Company or any of its affiliates;

(c) not be an officer or employee of the manager of the Company; and

(d) be an unrelated director as defined in the Toronto Stock Exchange (the "TSX") Corporate Governance Guidelines ("TSX Guidelines") as the same may be amended from time to time; and

(e) satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators ("MI 52-110") and any other applicable laws and regulations as the same may be amended from time to time.

(4) The Committee shall elect annually a chairperson from among its members.

B. Purpose

(1) The Committee's purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a) the integrity of the Company's financial statements, Management's Reports of Fund Performance ("MRFP") and other financial reporting;

(b) the integrity of the Company's internal control and management information systems;

(c) the Company's compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial disclosure;

(d) the auditor's qualifications and activities;

(e) communication among the auditor, management and the Board; and

(f) such other matters as are determined by the Board from time to time.

(2) In carrying out its oversight role, the Committee and the Board recognize that the Company's management is responsible for:

(a) implementing and maintaining internal controls and disclosure controls;

(b) the preparation, presentation and integrity of the Company's financial statements; and

(c) the appropriateness of the accounting principles and reporting policies that are used by the Company.

C. **Committee Resources**

(1) The Committee shall have direct channels of communication with the Company's auditor to discuss and review specific issues as appropriate.

(2) The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3) The Committee shall have unrestricted access to Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

D. **Committee Responsibilities**

(1) The responsibilities of the Committee shall be to:

(a) with respect to financial accounting matters:

(i) review with management and the external auditors the annual consolidated financial statements before making recommendations to the Board relating to approval of the statements;

(ii) review with management and the external auditors interim financial statements before making recommendations to the Board relating to approval of the statements;

(iii) review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; unaudited interim reports; quarterly portfolio disclosure, the Annual Information Form; Management Information Circular, MFRP, material change report and any press release announcing annual or interim financial results of operations. The review will be conducted to ensure that no statement is contained therein which is inconsistent with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv) satisfy itself that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than the Company's financial statements, MFRP and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v) prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company's accounting policies and financial statement presentation, including, without limitation, the following:

1. all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2. all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3. other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the

management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi) review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii) review new accounting principles of the Canadian Institute of Chartered Accountants which would have a significant impact on the Company's financial reporting as reported to the Committee by management;

(viii) review the status of material contingent liabilities as reported to the Committee by management;

(ix) review the status of income tax returns and potentially significant tax problems as reported to the Committee by management; and

(x) review any errors or omissions in the current or prior year's financial statements which appear material as reported to the Committee by management.

(b) with respect to the external auditors:

(i) be directly responsible for the appointment, retention, termination and oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii) approve, prior to the auditor's audit, the auditor's audit plan (including, without limitation, staffing), the scope of the auditor's review and all related fees; and

(iii) satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor's independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services.

(c) with respect to internal controls:

(i) review with management and the external auditors the quality and adequacy of the Company's internal accounting, financial disclosure and operations controls, including policies, procedures and systems to assess, monitor and manage business risks. In addition, the Committee will evaluate the appropriateness and timeliness of the disposition of any recommendations for improvements in internal controls and procedures;

(ii) obtain external auditors reports on significant findings and recommendations, together with management's responses; and

(iii) discuss with management, policies regarding risk assessment and risk management. While it is the responsibility of management to assess and manage the Company's exposure to risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Company's financial risk exposures and the steps that management has taken to monitor and control such exposures, recognizing that the Committee is not required to be the sole body responsible for risk assessment and management.

(d) with respect to general audit matters:

(i) inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii) review with management and the external auditors any material frauds reported to the Audit Committee;

(iii) review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv) report and make recommendations to the Board as the Committee considers appropriate.

(2) In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit.

(3) Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E. **Meetings**

(1) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than seven (7) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the *Ontario Business Corporations Act.*

(2) As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

(3) A majority of the Committee shall constitute a quorum.

F. **Evaluation of Mandate**

On at least an annual basis, the Committee shall review and assess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors.

Uranium Participation Corporation



Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Uranium Participation Corporation ("Uranium Participation") will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Friday, the 8th day of June, 2007 at 10:30 a.m. (Eastern Time) for the following purposes:

(a) to receive the financial statements of Uranium Participation for the year ended February 28, 2007, together with the auditor's report thereon;

(b) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

(c) to elect the directors for the ensuing year; and

(d) to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a copy of the 2007 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2007, accompany this notice of Meeting.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than **5:00 p.m. (Eastern Time) on June 6, 2007**.

BY ORDER OF THE BOARD OF DIRECTORS

Sheila Colman
Corporate Secretary

Toronto, Canada
April 30, 2007

Uranium
Participation
Corporation 

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.uraniumparticipation.com

MANAGEMENT PROXY CIRCULAR

(all information as at April 30, 2007 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies being made by the management of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") for use at the Annual Meeting of the Corporation's shareholders (the "Meeting") to be held on Friday, the 8th day of June, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S OR CORPORATION'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, by 5:00 p.m. (Eastern Time) on June 6, 2007. For general inquiries, shareholders may contact Computershare as follows:

By Phone: 1-800-564-6253
By Fax: 1-888-453-0330
By Email: service@computershare.com

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered owners of common shares in the capital stock of Uranium Participation (the "Common Shares"). If you are a non-registered owner and Uranium Participation or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Uranium Participation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as non-registered holders, should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a) in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depositary (such as The Canadian Depositary for Securities Limited or "CDS") of which the intermediary is a participant.

In accordance with Canadian securities laws, Uranium Participation has distributed copies of the notice of meeting, this Circular, the form of proxy and the 2007 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2007, (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to those non-registered holders to whom we have not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service Corporation (such as ADP Investor Communications or "ADP Inc.") to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

OR

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at the Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the Common Shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such Common Shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting

made by the Manager on behalf of Uranium Participation in accordance with the Management Services Agreement. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to purchase or sell uranium the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium.

Any lending arrangements for uranium are to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to lend uranium, any such loan must stipulate the quantity, interest rate, duration, security, covenants and such other provisions as appropriate. The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned adjusted quarterly. Security for the loan is an irrevocable letter of credit from a major financial institution.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation and lending the same from time to time as directed, the Manager is required to arrange for storage of the uranium at licensed facilities (the "Facilities"), arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation's total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation's assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion that Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

OR

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at the Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the Common Shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such Common Shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting

the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last financial year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraph (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only shares issued by the Corporation. As at the date hereof, the Corporation has issued and outstanding 55,614,467 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of the Meeting is at the close of business on May 9, 2007. In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "OBCA"), the Corporation will prepare a list of holders of Common Shares on such record date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting except to the extent that (a) the holder has transferred any of his, her or its Common Shares after the record date, and (b) the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes that he, she or it owns such Common Shares and demands, not later than ten days before the Meeting, that his, her or its name be included in the list before the Meeting, in which case the transferee is entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of April 30, 2007, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attached to any class of voting securities of the Corporation.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the board of directors (the "Board") consists of a minimum of one and a maximum of ten directors.

In accordance with a resolution passed by the directors of the Corporation on April 26, 2007, the number of directors to be elected at the Meeting is four. The persons named in the form of proxy intend to vote for the election of the following directors:

Paul J. Bennett
Jeff Kennedy
Garth A.C. MacRae
Richard H. McCoy

The term of office of each of the present directors expires at the Meeting. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the OBCA.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation	Ownership or Control Over Voting Shares Held	Date Served as a Director Since
Paul J. Bennett[1][2] Alberta, Canada	President and Chief Executive Officer of Energus Resources Ltd., an Alberta based oil and gas company	1,500	June 2005
Jeff Kennedy[2] Ontario, Canada	Chief Financial Officer and Director, Equity Capital Markets and a director of Cormark Securities Inc. ("Cormark") (formerly named Sprott Securities Inc.) and its wholly-owned subsidiary, Cormark Securities (U.S.A.) Limited. Cormark is an independent investment dealer.	-	March 2005
Garth MacRae[1][2][3] Ontario, Canada	Independent Financial Consultant	10,000	April 2005
Richard H. McCoy[1][2][4] Ontario, Canada	Retired; Formerly Vice-Chairman Investment Banking, TD Securities Inc.	10,500	March 2005

Notes:
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) Chair of the Audit Committee
(4) Chairman of the Board

EXECUTIVE COMPENSATION

Remuneration of Officers

Under the terms of its Management Services Agreement (the "Management Services Agreement") with Denison Mines Inc. (the "Manager"), dated March 30, 2005 as amended March 27, 2006, Uranium Participation has engaged the Manager to provide management services to the Corporation, which services include the provision of officers for the Corporation. The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager, and they shall not receive any remuneration from Uranium Participation. Accordingly, the four officers of the Corporation, including the President, the Chief Financial Officer, the Vice-President, Marketing and the Corporate Secretary, receive no compensation from Uranium Participation. See "Management Contracts".

A copy of the Management Services Agreement has been filed on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Compensation of Directors

Currently three members of the Board are "independent" for the purposes of reviewing potential purchases or sales of uranium, if any, between the Manager and the Corporation or its affiliates. Each of the independent members of the Board is currently paid $25,000 per year, plus $1,000 per attended meeting of the Board and committees of the Board. The Corporation also reimburses the members of the Board for out-of-pocket expenses for attending such meetings.

During the fiscal year ended February 28, 2007, the following aggregate amounts were paid to each director:

Name	Cash Compensation Paid in Financial Year
Paul J. Bennett	$34,999.96
Jeff Kennedy[1]	—
Garth MacRae	$32,999.96
Richard H. McCoy	$34.999.96

Notes:
(1) Mr. Kennedy is an officer and director of Cormark. Cormark acted as lead underwriter on two public offerings of the Corporation in 2006 and one in April 2007. Accordingly, the Board has determined that Mr. Kennedy is not "independent" and therefore not entitled to compensation from the Corporation for serving as a director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or director over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark acted as lead underwriter on three public offerings which the Corporation has completed since February 28, 2006, being those offerings described in the Corporation's prospectuses dated and filed on SEDAR (www.sedar.com) on May 17, 2006, September 6, 2006 and April 2, 2007. As such, the Corporation paid Cormark an aggregate of approximately $6,975,315 in consideration of the offerings completed in the 2007 fiscal year and $3,796,000 on account of the offering completed after the end of the fiscal year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The Common Shares represented by the proxies solicited in respect of the Meeting or any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting, and to authorize the directors to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of the Corporation since March 29, 2005.

MANAGEMENT CONTRACTS

In March 2005, the Manager entered into the Management Services Agreement with the Corporation. The Management Services Agreement was amended and restated as of March 27, 2006. The Manager's head office is Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. By way of a plan of arrangement completed between the Manager and International Uranium Corporation on December 1, 2006, the Manager became a wholly-owned subsidiary of Denison Mines Corp.

The Management Services Agreement has an initial term of five years, commencing March 30, 2005, and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. In 2006, the Corporation's shareholders approved amendments to the Corporation's by-laws and the Management Services Agreement, allowing it to invest in UF_6 in addition to U_3O_8 and permitting the Corporation to enter into lending arrangements with its UF_6 and U_3O_8 (collectively, "uranium"). Certain provisions in the agreement relating to the Manager's compensation were also amended to align the contract with these changes. These amendments are detailed in the Corporation's Management Information Circular dated February 24, 2006, a copy of which was filed under the Corporation's profile on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation's activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation in accordance with the Management Services Agreement. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to purchase or sell uranium the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium.

Any lending arrangements for uranium are to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to lend uranium, any such loan must stipulate the quantity, interest rate, duration, security, covenants and such other provisions as appropriate. The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned adjusted quarterly. Security for the loan is an irrevocable letter of credit from a major financial institution.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation and lending the same from time to time as directed, the Manager is required to arrange for storage of the uranium at licensed facilities (the "Facilities"), arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation's total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation's assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion that Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

Uranium Participation paid an aggregate of $4.7 million ($2.5 million in commissions for purchases of uranium and $2.2 million in fee income) to the Manager in the fiscal year ended February 28, 2007.

In September 2006, Uranium Participation entered into a $15,000,000 line of credit agreement with the Manager in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility was to expire on May 10, 2007 and was fully secured by the uranium investments of Uranium Participation. Interest under the credit facility was based on Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. Uranium Participation had drawn $11,600,000 under the facility. On April 10, 2007, the Corporation repaid all amounts under the facility and the facility was terminated.

Early in the fiscal year, Uranium Participation had a credit agreement with the Manager for a revolving facility of up to $25,000,000 that was terminated on May 24, 2006. The Corporation had drawn and repaid $10,000,000 under the facility.

The following table sets out the names and the provinces and countries of residence of each of the informed persons of the Manager and their respective positions and offices held with the Manager.

Name and Province and Country of Residence	**Position with the Manager**
James R. Anderson Ontario, Canada	Chief Financial Officer
Donald C. Campbell Ontario, Canada	Vice President, Commercial
Sheila Colman Ontario, Canada	Corporate Secretary
E. Peter Farmer Ontario, Canada	Director and Chief Executive Officer
Ron F. Hochstein British Columbia, Canada	Director, President and Chief Operating Officer
William M. Shaver Ontario, Canada	Vice President

The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager for serving in such capacity, and they shall not receive any remuneration from Uranium Participation for the same.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information related to the Corporation is contained in the Corporation's 2007 Annual Report, including the 2007 Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2007.

Copies of the Corporation's 2007 Annual Management Report of Fund Performance, containing the Corporation's consolidated financial statements for its financial year ended February 28, 2007, and the Corporation's Annual Information Form dated April 30, 2007 may be obtained by writing to the Corporate Secretary of the Corporation at Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 or may be accessed on the Corporation's website at www.uraniumparticipation.com or the SEDAR website at www.sedar.com.

BOARD APPROVAL

The contents and the sending of this circular have been approved by the Directors of the Corporation.

DATED as of the 30th day of April, 2007



Sheila Colman
Corporate Secretary



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on June 8, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on June 6, 2007.




Appointment of Proxyholder

I/We, being holder(s) of Uranium Participation Corporation hereby appoint: E. PETER FARMER OF TORONTO or failing this person, JAMES R. ANDERSON OF MISSISSAUGA

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Uranium Participation Corporation to be held at the TSX Broadcast Centre on June 8, 2007 at 10:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees listed in the Information Circular.

Fold

	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY



027434 AR0 UPPQ







9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on June 8, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on June 6, 2007.




Appointment of Proxyholder

I/We, being holder(s) of Uranium Participation Corporation hereby appoint: E. PETER FARMER OF TORONTO or failing this person, JAMES R. ANDERSON OF MISSISSAUGA

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Uranium Participation Corporation to be held at the TSX Broadcast Centre on June 8, 2007 at 10:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees listed in the Information Circular.

Fold

	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY



0 2 7 4 3 4 A R 0 U P P Q



URANIUM PARTICIPATION CORPORATION

URANIUM PARTICIPATION CORPORATION (the "Corporation")
FINANCIAL STATEMENTS AND MANAGEMENT REPORT OF FUND PERFORMANCE

Important Message for Investors:
In accordance with National Instrument 81-106, you are entitled to receive the Corporation's; (i) annual financial statements; (ii) interim financial statements; (iii) annual management report of fund performance; and (iv) interim management report of fund performance. However, some investors may not wish to receive some or all of these statements or reports. Accordingly, the Corporation is seeking your instructions as to whether you wish to receive any of these documents by mail. Please complete and return this card with your instructions or contact Computershare directly at 1-800-564-6253. These instructions are for the current year only. **If you do not return this card, we will assume that you do not wish to receive any of these statements or reports and you will access them electronically at www.uraniumparticipation.com or www.sedar.com.**

Name / Nom

Apt. / App. Street Number / Numéro civique Street Name / Rue

City / Ville Prov. / State Postal Code / Code postal / Zip Code

I would like to receive the following documents:

☐ Annual Financial Statements ☐ Interim Financial Statements ☐ Annual Management Report of Fund Performance ☐ Interim Management Report of Fund Performance

UPPQ

00CB9C

0CADPP




CANADA POSTES
POST CANADA
Postage paid
if mailed in Canada
Business Reply Mail
Port payé si posté
au Canada
Correspondance-
réponse d'affaires
1985000
01



1000013471-M5J2Y1-BR01



COMPUTERSHARE
PO BOX 19004 STN BRM B
TORONTO ON M7Y 3M4

URANIUM PARTICIPATION CORPORATION

URANIUM PARTICIPATION CORPORATION (the "Corporation")
FINANCIAL STATEMENTS AND MANAGEMENT REPORT OF FUND PERFORMANCE

Important Message for Investors:
In accordance with National Instrument 81-106, you are entitled to receive the Corporation's; (i) annual financial statements; (ii) interim financial statements; (iii) annual management report of fund performance; and (iv) interim management report of fund performance. However, some investors may not wish to receive some or all of these statements or reports. Accordingly, the Corporation is seeking your instructions as to whether you wish to receive any of these documents by mail. Please complete and return this card with your instructions or contact Computershare directly at 1-800-564-6253. These instructions are for the current year only. **If you do not return this card,** we will assume that you do not wish to receive any of these statements or reports and you will access them electronically at www.uraniumparticipation.com or www.sedar.com.

Name / Nom

Apt. / App. Street Number / Numéro civique Street Name / Rue

City / Ville Prov. / State Postal Code / Code postal / Zip Code

I would like to receive the following documents:

☐ Annual Financial Statements ☐ Interim Financial Statements ☐ Annual Management Report of Fund Performance ☐ Interim Management Report of Fund Performance

UPPQ

00CB9C

0CADPP




CANADA POSTES
POST CANADA
Postage paid if mailed in Canada
Business Reply Mail
Port payé si posté au Canada
Correspondance-réponse d'affaires
1985000 01

1000013471-M5J2Y1-BR01



COMPUTERSHARE
PO BOX 19004 STN BRM B
TORONTO ON M7Y 3M4

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT APRIL 30, 2007

TORONTO, May 18, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at April 30, 2007 was CDN$815,168,000 or CDN$14.66 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$13.96. As at April 30, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 525,240
Uranium hexafluoride ("UF_6")	1,200,000 KgU	$ 217,963	$ 405,052
		$ 376,351	$ 930,292
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 125.06[1]
- In United States dollars		$ 31.75	$ 113.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 337.54[1]
- In United States dollars		$ 161.81	$ 305.00

[1]Converted at the April 30, 2007 exchange rate of $1.1067.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT APRIL 30, 2007

TORONTO, May 18, 2007 – Uranium Participation Corporation ("Uranium Corp") reports its net asset value at April 30, 2007 was CDN$815,168,000 or CDN$14.66 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$13.96. As at April 30, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 525,240
Uranium hexafluoride ("UF_6")	1,200,000 KgU	$ 217,963	$ 405,052
		$ 376,351	$ 930,292
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 125.06[1]
- In United States dollars		$ 31.75	$ 113.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 337.54[1]
- In United States dollars		$ 161.81	$ 305.00

[1]Converted at the April 30, 2007 exchange rate of $1.1067.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

END